

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Fu Xu
Chief Financial Officer
China Energy Corporation
No. 57 Xinhua East Street
Hohhot, Inner Mongolia
People's Republic of China

> **Re:** **China Energy Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
> **Filed April 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 22, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **Filed October 15, 2009**
> **File No. 000-52409**

Dear Mr. Xu:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A (Draft) for the Fiscal Year Ended November 30, 2008

General

1. We note that you did not indicate your filer status on the cover of the draft Form 10-K/A, and that you also incorrectly indicate that the filing is a transition report. Please revise the cover page of the form accordingly.

Business, page 4

Pacific Projects Inc. ("PPI"), page 6

2.   Please further expand your disclosure to clarify whether Georgia Pacific
      Investments Inc. and Axim Holdings Ltd. were intended to serve only as brokers
      in arranging for the issuance of the 30,589,107 shares of China Energy
      Corporation, also to clarify whether these shares were to be incremental to the 45
      million shares that you had reported as outstanding for all periods presented in
      your filing or if not describe the earlier transaction and circumstances under
      which these entities obtained those shares.

      Please also clarify whether any funding occurred pursuant to your January 3,
      2008 Share Trust Agreement with these entities and if so how you intend to
      account for these transactions in your financial statements, initially and in
      conjunction with your decision to abandon the FIE plan in favor of a VIE
      structure in July 2009.

Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 35

3.   We note your response to prior comment 5 proposing to expand your disclosure to
      include a table showing units of measurement for the electricity that is being
      supplied to your customers. However, you do not provide any narrative
      integrating details of theses unit of measurements with your discussion of the
      result of operations. You also did not clarify the meaning of the two figures
      shown as square meters, according to user type and for each period in its table of
      steam heating supplied as previously requested. The nature of the area being
      measured with square meters should also be explained in the disclosure. We
      reissue prior comment 5.

Financial Statements

4.   We note that you did not include financial statements with your draft amendment
      so we are unable to evaluate conformity with the guidance issued in prior
      comment 1, as it pertains to error correction disclosures and language in the audit
      report. We also note your responses to prior comment 6, 7 and 8, regarding
      various items on your statements of cash flows and your computations of DD&A,
      indicating that you may be intending to rely on your auditors to remedy any
      financing reporting problems.

Please read the guidance in Rule 2-01(c)(4) of Regulation S-X concerning services relating to accounting records and financial statements that constitute non-audit services that if provided by an auditor will impair that auditors independence and will thereby cause any audit opinion rendered by such firm unacceptable for purposes of meeting your obligations to file audited financial statements. Tell us the extent to which your auditor has provided you with the services described in this guidance.

Please submit a response to these prior comments without further delay.

Form 10-Q for the Quarters Ended February 28, 2009, May 31, 2009 and August 31, 2009

Item 4T Controls and Procedures

5.   We note language in your draft amendment to the Form 10-K indicating that your disclosure controls and procedures and your internal controls over financial reporting were both ineffective as at November 30, 2008 due to significant deficiencies. You also describe various actions to be taken to remediate these deficiencies.

However, in the interim reports for the periods ended February 28, 2009, May 31, 2009 and August 31, 2009 you disclose that your disclosure controls and procedures were effective while also stating that there was no change in your internal controls over financial reporting during those interim periods. If you have implemented measures to remediate the significant deficiencies identified during the evaluation of the internal controls over financial reporting for the period ended November 30, 2008 which have allowed you to subsequently conclude that your disclosure controls and procedures are effective, you should disclose these as material change to your internal control over financial reporting to comply with Item 308T(b) of Regulation S-K.

If you have not resolved the deficiencies previously disclosed, you will need to explain how concluding that disclosure controls and procedures are effective is not inconsistent with your earlier evaluation approach if that is your view.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our

Mr. Xu
China Energy Corporation
October 30, 2009
Page 4

review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief